Exhibit 5.2

CONSENT OF ROSCOE POSTLE ASSOCIATES INC.

Reference is made to the Annual Report on Form 40-F for the year ended December 31, 2005 (the “Annual Report”) of New Gold Inc. (the “Company”), filed with the U.S. Securities and Exchange Commission.

We hereby consent to the references to our name under the heading “Item 4 — Narrative Description of the Business — Mineral Projects — The Afton Project” in the Company’s Annual Information Form and to all other references to our name included or incorporated by reference in the Annual Report, and we further consent to the reliance in the Annual Report on the independent technical report, prepared by us and Gary H. Giroux, P.Eng., dated January 20, 2006 entitled “Technical Report on the New Afton Project, Kamloops, British Columbia” which the Company used, or directly quoted from, in preparing summaries concerning the Afton Project, which appear in such Annual Report.

Roscoe Postle Associates Inc.

By:	/s/ C. Stewart Wallis
Name: C. Stewart Wallis P.Geo
Title: General Manager Vancouver

March 28, 2006